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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SearchHelp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

81222P106

(CUSIP Number)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(b)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81222P106		13G

1		Names of Reporting Persons. O. Gene Bicknell
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,046,426
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,046,426
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 7,046,426
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 12.5%[1]
12		Type of Reporting Person (See Instructions). IN

_________________________

[1]

Based on 56,344,881 shares of common stock of SearchHelp, Inc. (the "Issuer") outstanding as of January 23, 2008, as reported to representatives of Mr. Bicknell by the Issuer's transfer agent on January 28, 2008.

Item 1(a)    Name of Issuer:

SearchHelp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6800 Jericho Turnpike, Suite 208E

Syosset, NY 11791

Item 2(a)	Name of Person Filing:

O. Gene Bicknell

Item 2(b)	Address of Principal Business Office or, if none, Residence:

7400 College Blvd., Suite 205

Overland Park, KS 66210

Item 2(c)	Citizenship:

United States citizen

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

81222P106

Item 3:	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:	Ownership

(a)	Amount beneficially owned: 7,046,426 shares of common stock par value $0.0001
(b)	Percent of class: 12.5%
(c)	Number of shares of which the person has:
(i)	Sole power to vote or to direct the vote: 7,046,426
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 7,046,426
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5:	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

Not applicable.

Item 9:	Notice of Dissolution of Group.

Not applicable.

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2008

O. Gene Bicknell

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, as Attorney-in-Fact for O. Gene Bicknell

EXHIBIT INDEX

Exhibit No.	Description

99.1	Special Durable Power of Attorney For Business, Investment, Legal and Financial Matters